THIS  SCHEDULE  13D  CORRECTS AND AMENDS THE 13D THAT WAS FILED ON 1/8/97



     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  3)

     THE  DIANA  CORPORATION
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     252790100
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     January  1,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  284,040

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  284,040

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 284,040

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  5.4

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PORRIDGE  PARTNERS  II

     IRS  Identification  No.  of  Above  Person  06-1391106
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  WC

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  63,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  63,000

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  63,000
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.2

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  ARTHUR  J.  SAMBERG

     IRS  Identification  No.  of  Above  Person  ###-##-####
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  PF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  UNITED  STATES

     7          Sole  Voting  Power  105,945

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  105,945

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  105,945
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.0

14          Type  of  Reporting  Person  IN

This Amendment Number 3 sets forth changes in the information previously filed on Schedule 13D relative to the holdings of Common Stock of The Diana Corporation ("DNA"), a Delaware corporation.


ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $1.00 par value (the "shares") of The Diana Corporation ("DNA"), a Delaware corporation. DNA's principal executive office is located at 8200 W. Brown Deer Road, Suite 200, Milwaukee, WI 53223.

ITEM  2.    IDENTITY  AND  BACKGROUND

            This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Porridge Partners II ("Porridge"), a Connecticut partnership and Arthur J. Samberg ("Samberg"), individually (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain investments funds and managed accounts. The principal shareholders of Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. Messrs. Dawson and Samberg are members of Pequot General Partners, LLC ("Pequot"), Pequot Endowment Partners, LLC ("Endowment") and DS International Partners, LLC ("International"), all of which are Delaware limited liability companies. The sole business of Pequot is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot Partners"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. The sole business of Endowment is to serve as the general partner of Pequot Endowment Fund, L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. The sole business of International is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International"), a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. The sole business of Porridge, of which Mr. Samberg is a general partner, is to invest and trade in securities and financial instruments. Mr. Samberg is the President of Dawson-Samberg . The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, members, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None of the Reporting Persons, their respective General Partners, members, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 452,985 Shares. Of the 452,985 Shares, 104,975 shares are owned by Pequot Partners, 24,690 shares are held in separately managed accounts for which Dawson-Samberg acts as investment adviser, 57,360 shares are owned by Pequot Endowment, 97,015 shares are owned by Pequot International, 63,000 shares are owned by Porridge and 105,945 shares are owned by Samberg. 368,985 Shares were purchased in open market transactions at an aggregate cost of $11,436,898. 84,000 Shares were purchased in a private negotiated transaction at an aggregate cost of $1,640,000. The funds for the purchase of Shares held by Pequot Partners, Pequot Endowment, Pequot International and Porridge were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts & Samberg came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 452,985 Shares. These Shares represent approximately 8.5% of the 5,298,483 Shares believed to be outstanding. Dawson-Samberg has the sole power to dispose and direct the disposition of 284,040 of these shares, Porridge has the sole power to vote, direct the vote, dispose and direct the disposition of the 63,000 Shares owned by them and Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 105,945 Shares owned by him. All transactions within the last 60 days are shown on Exhibit B.

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

          Not  Applicable

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A..

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President


Porridge  Partners  II

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Arthur  J.  Samberg

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually




January  31,  1997

     EXHIBIT  A

      AGREEMENT


     The undersigned agree that this Amendment Number 2 to Schedule 13D dated January 31, 1997 relating to the Shares of The Diana Corporation shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.

By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President


Porridge  Partners  II

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Arthur  J.  Samberg

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.

                                 EXHIBIT B

                              DIANA CORPORATION
                                SCHEDULE 13D


                          COMMON STOCK, NO PAR VALUE
                            CUSIP  #  252790100


                      PEQUOT     PEQUOT     PEQUOT               DAWSON
               PARTNERS     INTL     ENDOWMENT          ARTHUR J.     SAMBERG
     # OF SHARES          FUND, L.P.     FUND, INC     FUND, L.P.     PORRIDGE
                       II     SAMBERG     CAPITAL MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                     I.D. #     TAX I.D. #     TAX I.D. #
    DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP
       06-1388800     06-1391106     ###-##-####     06-1033494
TOTAL  SHARES  @
        12/03/96     422,985          92,875     85,015     54,460
                                           63,000     105,945     21,690

     01/23/97     15,000     17.1692     6,700     6,600     0     0     0
                                                                         1,700
 01/24/97     15,000     17.5192     5,400     5,400     2,900     0     0
                                                                         1,300

       30,000          12,100     12,000     2,900     0     0
                                                                       3,000

TOTAL  SHARES  @
       01/31/97     452,985          104,975     97,015     57,360
                                           63,000     105,945     24,690